August 4, 2009

VIA EDGAR

The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629

Subject:	Nationwide Variable Account - II
Nationwide Life Insurance Company
Post-Effective Amendment No. 8 (1933 Act File No. 333-140621)
CIK No.:  0000356514

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide Variable Account-II, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of the post-effective amendment identified above.

This withdrawal is being submitted to enable Nationwide to amend the registration statement to reflect changed product specifications and revised presentation.  Nationwide intends to resubmit the filing in the near future and in accordance with prescribed rules and regulations.

Accordingly, Nationwide is formally requesting the withdrawal of this post-effective amendment.

If you have any questions concerning this matter, please contact me at 614-249-8782.

Sincerely yours,

Nationwide Life Insurance Company

/s/ JAMIE RUFF CASTO
Jamie Ruff Casto

cc: Ms. Rebecca Marquigny